UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

September 22, 2006
Date of Report (Date of earliest event reported)

USI Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-50041	13-3771733
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

555 Pleasantville Road, Suite 160 South
Briarcliff Manor, NY 10510
(Address of principal executive offices)

(914) 749-8500
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure.

(b) On September 22, 2006, USI Holdings Corporation issued a press release announcing its intention to raise an additional $100 million of term loan debt through an "accordion" feature under its existing credit agreement. A copy of the press release is furnished and attached as Exhibit 99.1 and is incorporated by reference to this Item 7.01.

Item 9.01 Financial Statements and Exhibits.

   (c) Exhibits

      99.1 Press Release dated September 22, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2006

USI HOLDINGS CORPORATION

By: /s/   ERNEST J. NEWBORN, II

Name: Ernest J. Newborn, II
Title: Senior Vice President,
            General Counsel and Secretary

Exhibit 99.1



FOR IMMEDIATE RELEASE

Investor Contact: **Media Contact:**
Robert S. Schneider   **Maria F. Slippen**
USI Holdings Corporation   **USI Holdings Corporation**
914-749-8502   **914-749-8511**
rschneider@usi.biz   **maria.slippen@usi.biz**

USI Holdings Corporation Seeks to Raise $100 Million Under its Credit Facility

BRIARCLIFF MANOR, NY- September 22, 2006 – USI Holdings Corporation (NASDAQ: USIH) today announced that it is seeking to raise an additional $100 million of term loan debt through an "accordion" feature under its existing credit agreement with lenders.   The Company intends to use a portion of the proceeds from the incremental $100 million term loan to pay down borrowings outstanding (but not reduce commitments) under the Company's revolving credit facility and the balance, available on a delayed draw basis, to fund potential future acquisitions.

About USI Holdings Corporation -
Founded in 1994, USI is a leading distributor of insurance and financial products and services to businesses throughout the United States. USI is headquartered in Briarcliff Manor, NY, and operates out of 68 offices in 19 states.